                                                File No.
                                                         ----------------------

                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   FORM U-3A-2

     STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM
        THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                      To Be Filed Annually Prior to March 1

                             UTILITY PIPELINE, LTD.
                             ----------------------
                                (Name of company)

hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

         1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator
(EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

         Claimant, Utility Pipeline, Ltd. ("UPL"), a pipeline construction and management company, is organized in the State of Ohio and headquartered in North Canton, Ohio.

         On March 14, 2002, the Public Utilities Commission of Ohio approved UPL's purchase of the common stock of Northern Industrial Energy Development Corporation, Inc. ("NIED"), a natural gas public utility organized in the State of Ohio and headquartered in New Concord, Ohio.



         2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.


              UPL owns all of the capital stock of NIED. UPL does not own any other properties used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas.

              NIED owns approximately 95 miles of natural gas distribution pipeline and related compressors, regulators, metering stations, pipeline easements and rights of way, and real and personal property used or useful in NIED's natural gas distribution business, all of which is located within the State of Ohio. NIED does not own any other properties used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas.

         3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

         (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

              UPL:         None.

              NIED:        132,073 Mcf. sold
                           970,987 Mcf. transported


         (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

              UPL:         None.

              NIED:        None.


         (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

              UPL:         None.

              NIED:        None.


         (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

              UPL:         None.

              NIED:        None.



         4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

         (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

              N/A


         (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

              N/A

         (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

              N/A


         (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

              N/A


         (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

              N/A







                                    EXHIBIT A

         A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

              Attached.







                                    EXHIBIT B

         An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

              N/A

         The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 20th day of February, 2003.

                                                UTILITY PIPELINE, LTD.
                                        ----------------------------------------
                                                  (Name of claimant)

                                        By/Title: /s/ David J. Eigel, President
                                                  ------------------------------



Name, title, and address of person to whom notices and correspondence concerning this statement should be addressed:

         John K. Keller, Esq.
                -or-
         Jason J. Kelroy, Esq.
         Vorys, Sater, Seymour and Pease LLP
         52 East Gay Street
         P.O. Box. 1008
         Columbus, Ohio 43216-1008

         Telephone:  (614) 464-6400
         Facsimile:  (614) 464-6350

         Counsel for Utility Pipeline, Ltd.

                                    EXHIBIT A



      Consolidated Income Statement......................................A1

      Consolidated Balance Sheet.........................................A2

                             UTILITY PIPELINE, LTD.
                          Consolidated Income Statement
                        For the Period 1/1/02 to 12/31/02


INCOME                                                                                 TOTAL
                                                                           ----------------------------
          Revenues:

          Gas Cost Recovery                                                $   446,224            18.2%

          Throughput & Transportation Fees                                   1,409,567            57.5%

          Service Fees                                                         477,371            19.5%

          Surcharges and commissions                                            94,494             3.9%

          Other revenues                                                        23,759             1.0%
                                                                           -----------           -----

TOTAL INCOME                                                                 2,451,415           100.0%

COST OF GOODS SOLD

          Gas Cost                                                             446,166            18.2%

          Direct operating costs                                               464,447            18.9%
                                                                           -----------           -----


GROSS MARGIN                                                                 1,540,802            62.9%
                                                                           ===========           =====


SELLING, GENERAL & ADMINISTRATIVE                                              983,724            40.1%
                                                                           -----------           -----


EARNINGS BEFORE INTEREST, TAX, DEPRECIATION & AMORTIZATION (EBITDA)            557,078            22.7%

AMORTIZATION & DEPRECIATION                                                    452,305            18.5%
                                                                           -----------           -----

EARNINGS BEFORE INTEREST & TAX (EBIT)                                          104,773             4.3%


INTEREST INCOME                                                                 19,990             0.8%

INTEREST EXPENSE                                                              (214,971)           -8.8%

INCOME TAX EXPENSE                                                             (14,600)           -0.6%
                                                                           -----------           -----


NET LOSS                                                                   $  (104,808)           -4.3%
                                                                           ===========           =====



                                       A1

                     UTILITY PIPELINE, LTD AND SUBSIDIARIES
                          CONSOLIDATING BALANCE SHEETS
                                December 31, 2002


                                                                          Dec - 02
                                                                        Consolidated
                                                                        ------------
                                     ASSETS
Current assets:
                 Cash and cash equivalents                              $ 2,260,164
                 Accounts receivable, trade                               1,089,692
                 Inventories                                                 29,905
                 Prepaid Expenses                                           122,495
                 Deferred Tax Asset                                           1,500
                                                                        -----------

                          Total current assets                            3,503,756
                                                                        -----------

Property and equipment:
                 Utility Plant                                            1,332,729
                 Furniture and fixtures                                     191,373
                 Equipment                                                   44,740
                 Leasehold improvements                                      10,146
                                                                        -----------

                                                                          1,578,988
                 Less accumulated depreciation                              254,536
                                                                        -----------

                          Total property and equipment                    1,324,452
                                                                        -----------

Other assets:
                 Other receivable                                           191,959
                 Deferred costs                                          14,337,830
                 Goodwill                                                   405,118
                 Deferred financing costs, net of amortization              470,992
                                                                        -----------

                          Total other assets                             15,405,899
                                                                        -----------
                          Total assets                                  $20,234,107
                                                                        ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                                                                          Dec - 02
                                                                        Consolidated
                                                                        ------------
Current liabilities:
                 Accounts payable, trade                                $   467,473
                 Accrued and withheld payroll taxes                          12,145
                 Accrued expenses                                           217,865
                 Notes Payable                                              313,000

                                                                        -----------

                          Total current liabilities                       1,010,483
                                                                        -----------
Long-term liabilities:
                 Notes Payable                                            5,787,000
                 Deferred Tax Liability                                     118,000
                                                                        -----------

                        Total long-term liabilities                       5,905,000
                                                                        -----------

                 Members' equity                                         13,318,624
                                                                        -----------

                        Total liabilities and members' equity           $20,234,107
                                                                        ===========


                                       A2